

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

China ShouGuan Mining Corporation
c/o Law Office of Michael M. Kessler, P.C.
4900 Paloma Avenue
Carmichael, California 95608

> **Re: China ShouGuan Mining Corporation**
> **Registration Statement on Form S-1**
> **Filed July 2, 2010**
> **File No. 333-167964**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3.   Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

4.   Please ensure that you provide corrected page and caption references throughout the document. For example, we note on the prospectus cover page that the page reference to the Risk Factors section is incorrect.

5.   We note your disclosure that it is difficult for gold mining companies in China to obtain government approval if they have foreign ownership. Please provide the basis for your disclosure that such restrictions are abrogated by your current contractual relationships with your VIEs. Also reconcile this disclosure with your statement that due in part to the common control of the VIEs, you are consolidating them for purposes of financial disclosure.

6.   Please revise the prospectus so that the disclosure you provide is current, accurate, and complete. For example, we note the following items. In your letter of response, explain how you have addressed each statement:

- compare "we became the legal entity of BSL" on page 6 with your organizational structure chart that indicates that Bei Sheng Limited is your wholly owned subsidiary on page 8;

- reference to "the existing stockholder" on page 20 when there are numerous existing stockholders;

- you refer to the prospectus as having an "effective date" throughout the prospectus;

- references to JinGuan and XinGuan as subsidiaries throughout the prospectus despite stating that they are not your subsidiaries;

- your statement on page 25 that each of the mining areas has an exploration right and a mining right while suggesting that Jiyingshang and Chenjiagou have only exploration rights;

- reconcile your statement that "management believes that the revenue generated from the Cunli Ji Mine, plus [y]our cash reserves, will allow [y]our operation to continue without requiring any external funding in the next twelve months" with your statement that "[s]ince inception, [you] have suffered from continuous losses with an accumulated deficit of $690,605 as of [y]our year ended December 31, 2009 and have incurred negative operating cash flow. The continuation of [y]our business operations is dependent upon the continuing financial support of [y]our principals and shareholders, the proceeds of this offering, generating significant revenue and achieving profitability";

- compare your statement that the proceeds of this offering would be used in connection with potential mining projects (*e.g.*, at pages 20 and 26) with your statement that you "intend to attain the capital for acquisition of future mining operations either from internal funding generated from [y]our operations, or in the event that is not adequate, external source of funding which [you] may generate either through future debt or equity financing. Nevertheless, management does not intend to use any of the proceeds from this offering on acquisition of the Cunli Ji or any other future mines";

- a date of June 29, 2010 on the cover page of the registration statement, despite the registration statement having been filed on July 2, 2010; and

- your statements that your business is "partly" dependent on the VIEs and SSIC and that you conduct "substantially" all of your operations and "generate most of your revenue" in China when there is no disclosure elsewhere that your business is not entirely dependent upon operations in China.

Prospectus Cover Page

7. Disclose explicitly on the cover page the presence or absence of escrow arrangements.

8. Please disclose on the cover page that you intend to apply to have the securities quoted on the OTC Bulletin Board, as indicated on page 19. Please provide us with updated information regarding the status of the application.

Risk Factors, page 10

General

9. Revise generally to state the risks plainly and directly, without the use of mitigating text and "no assurance" and "cannot guarantee" language. For example, clauses which begin "although" or "while" often include disclosure which mitigates the identified risk. Other examples include the first sentence under "Changes in Environmental and Mining" and the last sentence under "We are subject to the many risks of doing business internationally," as well as similar disclosure in other risk factors.

10. Please prominently disclose in a new risk factor that your auditors have raised substantial doubt as to your ability to continue as a going concern. In addition, please discuss in reasonable detail your auditor's going concern opinion in the summary, description of business, and management's discussion and analysis sections.

<u>We are dependent on certain key personnel, page 10</u>

11.   Please identify the key personnel upon whom you depend. Also, expand to make this risk more specific to your company and explain why you face this risk.

<u>We are subject to the many risks, page 11</u>

12.   Please expand this risk factor or include a separate risk factor that discusses the difficulty investors may find in trying to effect service of process or in enforcing any judgments against you, given that substantially all of your operations are located in China.

<u>We are employing a VIE structure, page 11</u>

13.   All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. As drafted, this risk factor appears to repeat risks.

14.   You discuss a number of risks under this caption. Discuss separate risks separately, such as those risks relating to:

- your contractual arrangement with your VIEs and Chinese law;

- the potential conflicts relating to Feize Zhang;

- the tax consequences; and

- the necessity of gaining government approval in respect of the exercise of the option agreement.

<u>Fluctuations in exchange rates could adversely affect, page 18</u>

15.   If appropriate, revise to address any potential adverse impact resulting from the Chinese government potentially changing its policy regarding the valuation of China's currency.

<u>All proceeds from the offering will be, page 19</u>

16.   We note your statement that your management will have sole discretion in how the proceeds will be disbursed and that there is no guarantee that the proceeds will be used as disclosed in the prospectus. Please revise your disclosure to describe any contingencies that would result in your using the proceeds from the offering other than as described in the prospectus and the alternatives for such use. See Instruction 7 to Item 504 of Regulation S-K.

Description of Business, page 22

17.   We note your disclosure that you will "re-engineer and redevelop…gold mines through the transfer of advanced exploration and mining technologies." Rather than describing in general terms, please clarify in detail your business strategy, especially in view of your statement that all mining operations are outsourced to independent third party contractors.

18.   Please revise your disclosure relating to the laws and regulations that affect your business to describe how such laws and regulations, including any pending legislation, affect your business specifically. Please make any appropriate corresponding changes in "Risk Factors" and "Management's Discussion and Analysis and Plan of Operation."

Report of Independent Registered Public Accounting Firm, page F-2

19.   We note that the audit report covering the financial statements included in your filing is not dated by your auditors. Please obtain from your auditors a dated audit opinion and file the report with your next amendment.

Financial Statements for the Year Ended December 31, 2009

Note 6 – Rental Deposit, page F-14

20.   We understand that your consolidated variable interest entity, Penglai XinGuan Investment Limited ("XinGuan") entered into an operating lease and acquisition agreement for the assets of the Cunli Ji Gold Mine with Penlai City Gold Mining Holding Co. Ltd on May 4, 2009.   According to your disclosures, XinGuan provided a rental deposit of $2.9million and agreed to purchase the mine for $5.1 million. Please address the following points:

- Your disclosures indicate that there are future production levels that need to be achieved before the acquisition is completed. Please tell us why these contingencies are not present in the acquisition agreement you filed at Exhibit 10.2.

- In the event that the production contingencies are not met, please tell us whether the rental deposit will be refunded to XinGuan.

- Please provide disclosures in your Management's Discussion and Analysis to describe the current status of achieving the production levels needed to close the acquisition of the Cunli Ji Gold Mine.

Financial Statements for the Three Months Ended March 31, 2010

Note 1 – Basis of Presentation, page F-25

21.   Please amend your disclosures to reference the December 31, 2009 balance sheet date in the second paragraph of this note.

Management's Discussion and Analysis and Plan of Operation, page 30

22.   Delete the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The Private Securities Litigation Reform Act of 1995 does not apply to statements made by an issuer of penny stock nor does it apply to statements which are made in connection with an initial public offering. If you retain the disclosure under "— Forward Looking Statements," eliminate any suggestions to the contrary.

23.   Please identify the business professionals and experts in China that founded your business. Please clarify which of your entities they founded.

24.   Please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources. See *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350, at *http://www.sec.gov/rules/interp/33-8350.htm* and Item 303 of Regulation S-K.

25.   Please revise your disclosure under "—Liquidity and Capital Resources" to identify any known trends or demands that will result in or that are reasonably likely to result in your liquidity increasing or that will affect your capital resources. See Items 303(a)(1) and (a)(2) of Regulation S-K.

26.   Describe your exploration program and the "advanced exploration and mining technologies" that you employ.

27.   Explain here and in your disclosure under "Business" in necessary detail how your consulting business functions. We note for example the disclosure at pages 22, 34, and 38, but it is unclear whether the fees are just a short way of providing funds to you as discussed under "Exclusive Technical Service" at page 38.

28.   Please clarify which operating leases you are referring to under "—Commitments and Contingencies." We note that you refer to multiple leases, but have only described the Cunli Ji Mining property lease elsewhere in the prospectus. We also note your disclosure

under note 9 to your financial statements and related disclosure for the three months ended March 31, 2010.

29.   Please provide all the required disclosure regarding any loans or other payments made by Mr. Zhang, or any other related person, pursuant to Item 404 of Regulation S-K. We note your disclosure under note 4 in your financial statements and related disclosure for the fiscal years ended December 31, 2009 and 2008.

Directors, Executive Officers, Promoters and Control Persons, page 40

30.   Rather than general descriptions, please discuss in necessary detail the experience of, including the positions and directorships held by, your executive officers and directors, as applicable. In addition, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that your directors should serve as your directors in light of your business and structure. Provide start and end dates for each position held during the past five years. Also provide detailed sketches for each "senior engineer" or other key employees. See Item 401 of Regulation S-K.

31.   If true, please disclose that you do not have any independent directors.

32.   Please provide a narrative description of any material factors necessary to an understanding of the compensation awarded to your named executive officers and directors. See Items 402(o) and (r) of Regulation S-K.

Security Ownership, page 44

33.   Identify the natural person(s) with investment or voting control over the shares held by Glory Knight. See Rule 13d-3.

Available Information, page 45

34.   Please revise your disclosure to include the correct address of the Commission's Public Reference Room. Please refer to Item 101(e) of Regulation S-K.

Item 14. Indemnification of directors and officers, page 85

35.   You indicate that your articles of incorporation and by-laws provide for certain forms of indemnification for your officers and directors. Please advise us where to find these provisions in the articles of incorporation or by-laws you filed as Exhibits 3.1 and 3.2, respectively.

Item 16. Exhibits, page 87

36.   We note that you have certain key customers and vendors. Please file all material agreements relating to your relationship with such customers and vendors and, to the extent necessary, describe the terms of such agreements in the prospectus. See Item 601 of Regulation S-K.

Item 17. Undertakings, page 87

37.   Please provide all the undertakings Item 512 of Regulation S-K requires.

Exhibit 5.1

38.   We note that your legal opinion states that the shares being registered will be validly issued, fully paid and non-assessable "when issued." Please obtain and file a new legality opinion that renders the opinion that the shares "when sold" will be validly issued, fully paid and non-assessable. The opinion should be dated the date of the filing in which it is filed as an exhibit.

Engineering Comments

General

39.   Please remove the technical report attached as an exhibit to your filing. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

General Information about Our Company, page 5

40.   At various locations in your disclosure, you use the terms "measured", "indicated", and "inferred" reserves and/or resources in your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents for domestic filers. Please remove all your resource disclosure and related disclaimers from your filing. See Instruction 3 to paragraph (b) (5) of Industry Guide 7.

41.   In order to declare reserves, your company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average commodity price for your economic analysis. In addition, your company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities. Please revise your filing accordingly.

Mining Areas, page 25

42.   Please disclose the following information for each of your material properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims, or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7. In the event a property is not material, please include a statement to that effect in your filing.

43.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. The map should be in English.

44.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

  You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: *www.sec.gov/about/forms/industryguides.pdf*.

45.   Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.

Sources of Revenue and Distribution Methods, page 26

46.   We note your smelting and refining relationship with the Shandong Humon Smelting Co. Please provide a copy of your current smelter payment schedule or contract as a separate exhibit.

Government and Industry Regulation, page 28

47.   Expand your disclosure to identify and discuss in more detail the relevant "government and environmental laws, rules and regulations" that you reference. We note your reference in the second paragraph to regulations "that materially restrict the exploration of minerals."

48.   We note your company may need to comply with certain safety and occupational health standards at your mining operations. With a view towards possible disclosure, tell us your safety and occupational requirements and describe the safety programs your company employs to comply with these requirements. Provide us with safety statistics and injury frequency rates, such as your total reportable injuries, lost-time injuries and fatal injuries, if these metrics are available and provide comparisons to comparable national statistics, if available.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at 202-551-3650 or Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters or George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at 202-551-3340, or in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michael M. Kessler, Esq.
       916-571-1449 (fax)